Preliminary Terms No. 122
Registration Statement No. 333-131266
Dated October 25, 2006
Rule 433

PLUS® DUE MARCH 20, 2008
(Performance Leveraged Upside Securities SM)

ISSUED BY MORGAN STANLEY

MANDATORILY EXCHANGEABLE
BASED ON THE VALUE OF

THE STANDARD & POOR’S 500® INDEX

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement for PLUS dated February 21, 2006
Prospectus dated January 25, 2006

MORGAN STANLEY

PLUS due March 20, 2008
Mandatorily Exchangeable Based on the Value of
the Standard & Poor’s 500® Index

Overview

Performance Leveraged Upside Securities

PLUS is a Leveraged Performance Strategy. PLUS offer leveraged exposure to a wide variety of assets and asset classes including equities, commodities and currencies. These investments allow investors to capture enhanced returns relative to the asset's actual performance. The leverage typically applies only for a certain range of price performance. In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return.

How PLUS work

At maturity, if the underlying asset has increased, PLUS will return a multiple of the positive performance, typically subject to a maximum return. PLUS are not principal protected. As a result, if the underlying asset has decreased at maturity, PLUS will suffer the negative performance of the underlying asset and return less than the initial principal investment. PLUS do not pay interest.

MORGAN STANLEY

PLUS due March 20, 2008
Mandatorily Exchangeable Based on the Value of
the Standard & Poor’s 500® Index

Fact Sheet

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by these preliminary terms. At maturity you will receive for each $10 principal amount of PLUS that you hold an amount in cash that may be more or less than the principal amount based upon the closing value of the Standard & Poor’s 500® Index at maturity.

Expected Key Dates

Expected Pricing Date: November , 2006	Expected Issue Date (Settlement Date): November , 2006 (5 trading days after the Pricing Date)	Maturity Date: March 20, 2008, subject to postponement due to a market disruption event

Key Terms

Issuer:	Morgan Stanley
Underlying Index:	The Standard & Poor’s 500® Index (the “S&P 500® Index”)
Issue Price (Par):

$10

The PLUS will be issued at $10 per PLUS and the agent’s commissions will be $0.15 per PLUS; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of PLUS will be $9.975 per PLUS and $0.125 per PLUS, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of PLUS will be $9.9625 per PLUS and $0.1125 per PLUS, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of PLUS will be $9.95 per PLUS and $0.10 per PLUS, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the PLUS distributed by such dealers.

Interest:	None
Payment at Maturity:

If Final Index Value < = Initial Index Value
$10 x Final Index Value / Initial Index Value

If Final Index Value > Initial Index Value
$10 + Leveraged Upside Payment

In no event will the Payment at Maturity exceed the Maximum Payment at Maturity

Leveraged Upside Payment:	$10 x 200% x Index Percent Increase
Maximum Payment at Maturity:	$11.25 to $11.45 (112.5% to 114.5% of the Issue Price)
Initial Index Value:	The closing S&P 500® Index value on the Pricing Date
Index Valuation Date:	March 18, 2008
Final Index Value:	The closing S&P 500® Index value on the Index Valuation Date, subject to adjustment for certain market disruption events
Bloomberg Page:	SPX
Index Percent Increase:	(Final Index Value – Initial Index Value) / Initial Index Value
Risk Factors:	Please see “Risk Factors” on page 8

General Information

Listing:

Application will be made to list the PLUS on the American Stock Exchange under the ticker symbol “SPU”, subject to meeting the listing requirements. We do not expect to announce whether the PLUS will meet such requirements prior to the pricing of the PLUS. If accepted for listing, the PLUS will begin trading the day after the Pricing Date.

CUSIP:	61748A379
Minimum Ticketing Size:	100 PLUS
Tax Consideration:

Although the Issuer believes the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.

MORGAN STANLEY

PLUS due March 20, 2008
Mandatorily Exchangeable Based on the Value of
the Standard & Poor’s 500® Index

Assuming this characterization of the PLUS is respected, the following U.S. federal income tax consequences would result:

  A U.S. Holder would not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange; and

  Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder would generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS. Such gain or loss would generally be long-term capital gain or loss if the investor has held the PLUS for more than one year.

Please read the discussion under “Risk Factors \ Structure Specific Risk Factors” in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS concerning the U.S. federal income tax consequences of investing in the PLUS.

The Issuer does not render any advice on tax matters. This material is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under the U.S. federal tax laws. You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the PLUS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)
Calculation Agent:	Morgan Stanley & Co. Incorporated
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225 7000)

This offering summary represents a summary of the terms and conditions of the PLUS. We encourage you to read the accompanying prospectus supplement for PLUS and prospectus for this offering.

MORGAN STANLEY

PLUS due March 20, 2008
Mandatorily Exchangeable Based on the Value of
the Standard & Poor’s 500® Index

Key Benefits / Key Risks /
Key Investment Rationale

Key Benefits		Key Investment Rationale

•	200% participation in the upside performance of the S&P 500® Index, subject to the Maximum Payment at Maturity.	You may be interested in the PLUS if you are:
		•	An investor who, consistent with your investment objectives, elects to purchase a security that provides enhanced upside index participation to the S&P 500® Index, subject to the Maximum Payment at Maturity.
		•	Willing to forgo upside in the S&P 500® Index above approximately 112.50% to 114.50% in exchange for leveraged upside exposure.
		•	Not concerned about principal risk.
		•	Not seeking current income.

Key Risks
Please carefully review all the “Risk
•	No guaranteed return of principal.		Factors” on page 8
•	No interest payments.
•	Appreciation potential is limited by the Maximum Payment at Maturity.
•	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.
•

The market price of the PLUS will be influenced by many unpredictable factors, including the value, volatility and dividend yield of the S&P 500® Index. The U.S. federal income tax consequences of an investment in the PLUS are uncertain.

•	Credit Risk to Morgan Stanley whose credit rating is currently Aa3/A+.

MORGAN STANLEY

PLUS due March 20, 2008
Mandatorily Exchangeable Based on the Value of
the Standard & Poor’s 500® Index

Hypothetical Payout on the PLUS

For each PLUS, the following graph illustrates the payment at maturity on the PLUS for a range of hypothetical percentage changes in the index. The PLUS Zone illustrates the leveraging effect of the leverage factor taking into account the Maximum Payment at Maturity. The graph is based on the following hypothetical terms:

•	Issue Price:	$10
•	Initial Index Value:	1,370
•	Leverage Factor:	200%
•	Maximum Payment at Maturity:	$11.35 (113.5% of the Issue Price)

Where the Final Index Value is greater than the Initial Index Value, the payment at maturity on the PLUS reflected in the graph below is greater than the $10 principal amount per PLUS, but in all cases is subject to the Maximum Payment at Maturity. Where the Final Index Value is less than or equal to the Initial Index Value, the payment at maturity on the PLUS reflected in the graph below is less than the $10 principal amount per PLUS.

In the hypothetical example below, an investor will realize the Maximum Payment at Maturity at a Final Index Value of 106.75% of the hypothetical Initial Index Value. For example, if the hypothetical Initial Index Value were equal to 1,370 you would realize the Maximum Payment at Maturity at a Final Index Value of 1,462.475. In addition, you will not share in the performance of the index at Final Index Values above 113.5% of the hypothetical Initial Index Value, or 1,554.95.

MORGAN STANLEY

PLUS due March 20, 2008
Mandatorily Exchangeable Based on the Value of
the Standard & Poor’s 500® Index

Information about the Standard & Poor’s 500® Index

The Standard & Poor’s 500® Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—S&P 500 Index” in the prospectus supplement for PLUS.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500®” and “500®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. The PLUS have not been passed on by S&P as to their legality or suitability. The PLUS are not issued, endorsed, sold or promoted by S&P. S&P makes no warranties and bears no liability with respect to the PLUS. See “Underlying Indices and Underlying Index Publishers Information—S&P 500 Index—License Agreement between S&P and Morgan Stanley” in the prospectus supplement for PLUS.

Historical Information

The following table sets forth the published high and low index closing values, as well as end-of-quarter index closing values, of the S&P 500® Index for each quarter in the period from January 1, 2001 through October 24, 2006. The index closing value on October 24, 2006 was 1,377.02. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the S&P 500® Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the S&P 500® Index on the Index Valuation Date. The payment of dividends on the stocks that comprise the S&P 500® Index are not reflected in the level of the index and, therefore, have no effect on the calculation of the payment at maturity.

S&P 500® Index	High	Low	Period End

2001
First Quarter	1,373.73	1,117.58	1,160.33
Second Quarter	1,312.83	1,103.25	1,224.42
Third Quarter	1,236.72	965.80	1,040.94
Fourth Quarter	1,170.35	1,038.55	1,148.08
2002
First Quarter	1,172.51	1,080.17	1,147.39
Second Quarter	1,146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter
(through
October 24, 2006)	1,377.02	1,331.32	1,377.02

MORGAN STANLEY

PLUS due March 20, 2008
Mandatorily Exchangeable Based on the Value of
the Standard & Poor’s 500® Index

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS. For a complete list of risk factors, please see the accompanying prospectus supplement for PLUS and the accompanying prospectus.

Structure Specific Risk Factors

•	PLUS do not pay interest or guarantee return of principal. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or guarantee payment of the principal amount at maturity. If the Final Index Value is less than the Initial Index Value, the payout at maturity will be an amount in cash that is less than the $10 issue price of each PLUS by an amount proportionate to the decrease in the value of the S&P 500® Index.

•	Appreciation potential is limited. The appreciation potential of PLUS is limited by the Maximum Payment at Maturity of $11.25 to $11.45, or 112.50% to 114.50% of the Issue Price. Although the leverage factor provides 200% exposure to any increase in the value of the S&P 500® Index at maturity, because the payment at maturity will be limited to 112.50% to 114.50% of the Issue Price for the PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the Final Index Value exceeds approximately 106.25% to 107.25% of the Initial Index Value.

•	Market price influenced by many unpredictable factors. Several factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value, volatility and dividend yield of the S&P 500® Index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the Issuer.

•	Not equivalent to investing in the S&P 500® Index. Investing in the PLUS is not equivalent to investing in the S&P 500® Index or its component stocks. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that comprise the S&P 500® Index.

•	Adjustments to the S&P 500® Index could adversely affect the value of the PLUS. The publisher of the S&P 500® Index may discontinue or suspend calculation or publication of the S&P 500® Index at any time. In these circumstances, the Calculation Agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued S&P 500® Index and is not precluded from considering indices that are calculated and published by the Calculation Agent or any ofits affiliates.

•	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original Issue Price, since the original Issue Price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the Issuer’s obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealerdiscounts, mark-ups or other transaction costs.

•

The U.S. federal income tax consequences of an investment in the PLUS are uncertain. Please read the discussion under “Fact Sheet — General Information—Tax Consideration” in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the PLUS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUS might differ from the tax treatment described in the Tax Disclosure Sections. For example, under certain characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income. The Issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in these preliminary terms and the prospectus supplement for PLUS.

Other Risk Factors

•	Secondary trading may be limited. There may be little or no secondary market for the PLUS. Application will be made to list the PLUS on the American Stock Exchange under the symbol “SPU”. Such listing is subject to certain conditions. For a security to be listed on the American Stock Exchange, the requirements include, among other things, that there be 1 million units and 400 holders of such security. It is not possible to predict whether the PLUS will meet the requirements for listing or trade in the secondary market or if such market will be liquid or illiquid. We do not expect to announce whether the PLUS will meet such requirements prior to the pricing of the PLUS.

MORGAN STANLEY

PLUS due March 20, 2008
Mandatorily Exchangeable Based on the Value of
the Standard & Poor’s 500® Index

•	Potential adverse economic interest of the calculation agent. The hedging or trading activities of the Issuer’s affiliates on or prior to the Pricing Date and prior to maturity could adversely affect the value of the S&P 500® Index and, as a result, could decrease the amount an investor may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the Pricing Date could potentially affect the Initial Index Value and, therefore, could increase the value at which the S&P 500® Index must close before an investor receives a payment at maturity that exceeds the principal amount of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS, including on the Index Valuation Date, could potentially affect the value of the S&P 500® Index prior to maturity and, accordingly, the amount of cash an investor will receive at maturity.

MORGAN STANLEY